Michael Tenta

+1 650 843 5636

mtenta@cooley.com

July 22, 2019

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Sonia Bednarowski

Mr. Dietrich King

Ms. Sasha Parikh

Mr. Jim Rosenberg

Re:	RAPT Therapeutics, Inc.

Registration Statement on Form S-1

Filed July 5, 2019

File No. 333-232572

Ladies and Gentlemen:

On behalf of RAPT Therapeutics, Inc. (“RAPT” or the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 17, 2019 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-1 filed with the Commission on July 5, 2019 (the “Registration Statement”).

In response to the Comment Letter, the Company is publicly filing an amended version of the Registration Statement via EDGAR (the “Amended Registration Statement”) with this response letter. We are providing the Staff a courtesy copy of the Amended Registration Statement and a marked version showing changes from the Registration Statement.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comments in the Comment Letter, the text of which we have incorporated herein for convenience in italicized type, followed by the Company’s response. Page references in the responses herein correspond to the page numbers in the Amended Registration Statement.

Registration Statement on Form S-1

CCR4 Antagonist for Oncology: FLX475, page 2

1.

We note your response to comment 4. Please remove conclusory statements from your prospectus summary regarding the results of your preclinical studies and instead please provide a balanced summary of the studies, including the range of results observed, a summary of how the study was conducted and a discussion that results in preclinical studies do not necessarily predict the results in clinical studies. For example, on page 2, you state that FLX475 was shown to bind to CCR4 and inhibit recruitment of Treg into tumors without affecting healthy tissue, increase the number of CD8+ effector T cells in the tumor, improve tumor control and lead to tumor reduction or eradication, and on page 4, you state that your preclinical studies have demonstrated the ability to restore T cell proliferation and function in nutrient-deprived conditions, to overcome immune suppression induced by myeloid-derived suppressor cells, and to elicit antitumor responses in animal models.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

July 22, 2019

Page Two

The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 2-4 and 6 of the Amended Registration Statement.

2.

We note your response to comment 6. Please revise your disclosure here and throughout your prospectus to remove statements that imply an expectation of regulatory approval, including claims regarding the safety and efficacy of your product candidates, as these statements are inappropriate given the stage of development. For example, on page 2, you compare RPT193 to currently marketed injectable biologics and state that RPT193 is as safe and effective as these current standard of care, and on page 113, you provide a chart that addresses the safety and efficacy of RPT193 and compares this product candidate to the current standard of care and emerging clinical-stage drug candidates.

The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 2, 3, 4, 6, 14, 71, 85, 87, 89, 94, 99, 100, 113 and 114 of the Amended Registration Statement. In response to the Staff’s comment, the Company has deleted the chart showing key distinctions between FLX475 and Treg-depleting antibody agents on page 100 of the Amended Registration Statement and revised the chart to remove the column for RPT193 on page 113 of the Amended Registration Statement.

Prospectus Summary

Our CCR4 Franchise, page 2

3.

We note your response to comment 1. In this section and throughout the prospectus, please remove comparisons of your drug candidates to other product candidates, products and treatments. For example, on page 2, you state that your approach is designed to avoid depleting immune cells and broadly suppressing the immune system, “a side effect experienced with other approaches, “ and you state that your product is designed to avoid adverse safety affect and discuss the adverse safety events that have been observed in other products and treatments. Similarly, on page 3, you compare your preclinical pharmacology and toxicology results for RPT193 to existing and emerging clinical stage drug candidates.

The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 2, 3, 87, 88, 99, 100, 113 and 114 of the Amended Registration Statement.

Risk Factors

Risks Related to Our Common Stock and this Offering

Our amended and restated certificate of incorporation will be in effect, page 58

4.

We note your disclosure on pages 59 and 171 that the exclusive forum provision in the amended and restated certificate of incorporation that will be in effect upon the closing of this offering does not apply to claims brought under the Exchange Act. However, we note that your form of amended and restated bylaws, filed as Exhibit 3.6, contains an exclusive forum provision is Section 48 of Article XV that is inconsistent with your disclosure and Section VII of your form of amended and restated certificate of incorporation filed as Exhibit 3.4. Please revise your disclosure in the prospectus to discuss the provision in the bylaws and revise Section 48 of Article XV so that it is

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

July 22, 2019

Page Three

consistent with your certificate of incorporation or otherwise ensure that your disclosure accurately describes any exclusive forum provision that will be in effect when the offering is completed. In addition, please disclose on page 170 that stockholders will not be deemed to have waived the company’s compliance with the federal securities laws.

In response to the Staff’s comment, the Company has revised its form of amended and restated bylaws to be in effect upon the closing of the offering, which have been re-filed as Exhibit 3.7 to the Amended Registration Statement, to remove the exclusive forum provision in Section 48 of Article XV thereof to make them consistent with its form of amended and restated certificate of incorporation to be in effect upon the closing of the offering. In addition, the Company advises the Staff that the disclosures on pages 59 and 173 of the Amended Registration Statement include statements that the Company’s stockholders will not be deemed to have waived the Company’s compliance with the federal securities laws and the rules and regulations thereunder.

Business, page 85

5.

We note your response to comment 7. Please revise here and throughout the prospectus to remove conclusory statements regarding the results of your preclinical and clinical studies. Instead, when disclosing observed results of your preclinical and clinical trials, please disclose the range of results observed, how the studies and tests were conducted, the endpoints of the clinical trials and whether the results were statistically significant. For example on page 85, you state that FLX475 “selectively inhibits the migration of immunosuppressive regulatory T cells (Treg) into tumors,” and, on page 87, you state that FLX475 “blocks the migration of Treg specifically into tumors, but not healthy tissues, without depleting Treg throughout the body.”

The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 3, 4, 6, 14, 71, 85, 87-89, 94, 99-103, 113-115, 117, 120 and 121 of the Amended Registration Statement.

Our Lead Oncology Drug Candidate—FLX475

FLX475 Preclinical Data

FLX475 Inhibition of Treg in a Mouse Model of a “Charged” Tumor , page 100

6.

We note your disclosure that the highest level of inhibition of Treg migration and increase in CD8+ effector cells was observed in your preclinical studies at 10 mg/kg given once daily, which achieved concentrations that inhibit 90% of in vitro Treg migration (“IC90”) throughout the dosing period. Please disclose whether all seven mice in each experiment received the same dose and the range of results observed. Similarly, for each preclinical study conducted, including the preclinical studies for RPT193 and your other product candidates, disclose the range of results observed, and, if you used a p-value in the study, disclose the p-value used and whether the results were statistically significant. For example, we note your disclosure that you observed in four independent experiments with five mice per experimental arm that the treatment with checkpoint inhibitors led to a statistically significant increase in the expression of CCR4 ligands but you do not disclose the p-value used to determine statistical significance or the range of results observed.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

July 22, 2019

Page Four

The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 3, 4, 100-103, 108, 113-115, 117, 120 and 121 of the Amended Registration Statement.

Clinical Trial Collaboration and Supply Agreement, page 124

7.

We note your response to comment 12. Please disclose the key terms of your clinical trial collaboration and supply agreement with Merck, including the term of the agreement, any cost sharing of the clinical trials and provisions related to the ownership of the materials and data used and generated in the clinical trials as well as any new intellectual property developed pursuant to the agreement.

In response to the Staff’s comment, the Company has revised its disclosures on pages 72, 73, 124 and 125 of the Amended Registration Statement, and re-filed the Clinical Trial Collaboration and Supply Agreement with MSD International GmbH as Exhibit 10.22 with updated redactions for confidential treatment based on the revised disclosures of the agreement in the Amended Registration Statement.

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Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

July 22, 2019

Page Five

Please contact me at (650) 843-5636 or Sale Kwon at (650) 843-5981 with any questions or further comments regarding the Company’s response to the Staff’s comments.

Sincerely,

/s/ Michael Tenta
Michael Tenta

cc:	Brian Wong, RAPT Therapeutics, Inc.

Eric Hall, RAPT Therapeutics, Inc.

Sale Kwon, Cooley LLP

Bruce Dallas, Davis Polk & Wardwell LLP

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com